UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42715

KANDAL M VENTURE LIMITED

(Registrant’s Name)

Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Third Closing under Securities Purchase Agreement

As previously reported, on June 5, 2026, Kandal M Venture Limited (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with a certain institutional investor (the “Investor”) whereby the Company agreed to issue and sell, in multiple closings, a new series of senior unsecured convertible promissory notes of the Company (the “Notes”), in the aggregate original principal amount of up to $25,000,000, which Notes are convertible into the Company’s Class A Ordinary Shares, par value $0.00001 per share (the “Class A Ordinary Shares”), in accordance with the terms therein (the “Offering”). The Initial Closing (as defined in the Securities Purchase Agreement) occurred on June 5, 2026, whereby the Company issued and sold to the Investor an initial note in the aggregate original principal amount of $1,000,000. In connection with the Offering, the Company and the Investor also entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Company agreed to provide certain registration rights with respect to the Registrable Securities as defined therein.

It was also previously reported that on June 5, 2026, the Company also entered into a placement agency agreement (the “Placement Agency Agreement”) with Revere Securities LLC (the “Placement Agent”), pursuant to which the Placement Agent served as the exclusive placement agent in connection with the Offering. The Company agreed to pay the Placement Agent, a placement fee (the “Placement Fee”) equal to five percent (5%) of the aggregate gross proceeds received by the Company from the sale of the Notes at each closing of the Offering. In addition to the Placement Fee, the Company agreed to pay an advisory fee of $20,000 upon signing of the engagement letter with the Placement Agent, $20,000 upon the Initial Closing, and $20,000 upon each subsequent Closing, if any.

It was also previously reported that the Second Closing (as defined in the Securities Purchase Agreement) occurred on June 25, 2026, whereby the Company issued and sold to the Investor a second note in the aggregate original principal amount of $1,000,000.

On September 1, 2026, the Third Closing (as defined in the Securities Purchase Agreement) occurred, whereby the Company issued and sold to the Investor a third note in the aggregate original principal amount of $750,000 (the “Third Note”). The Third Note has an initial conversion price of $0.278 and matures on September 1, 2029.

The offer, issuance and sale of the Third Note was, and the Class A Ordinary Shares issuable upon conversion or otherwise pursuant to the terms of the Third Note will be, made in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506(b) of Regulation D as promulgated by the United States Securities and Exchange Commission under the Securities Act.

The foregoing descriptions of the Securities Purchase Agreement, the Third Note, the Registration Rights Agreement and the Placement Agency Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the applicable agreements, forms of which are attached hereto as Exhibit 10.1, Exhibit 10.2, Exhibit 10.3 and Exhibit 10.4 and are incorporated herein by reference.

Entry into Letter of Intent of Proposed Acquisition of Intellectual Property

On September 1, 2026, the Company entered into a non-binding letter of intent of proposed acquisition (the “IP Letter of Intent”) with Miro Design Limited (the “IP Seller”), regarding the proposed acquisition (the “IP Acquisition”) of all intellectual property held by the IP Seller in relation to the brand, ro (the “Intellectual Property”). The IP Seller is wholly owned by Duncan Miao, Chairman of the board of directors (the “Board”) of the Company, and the transaction will constitute a related party transaction of the Company. The Company intends for the IP Acquisition to be approved by a special committee of independent directors (the “Special Committee”). The aggregate purchase price is estimated to be between US$2 million to US$3 million, pending adjustment and final determination by the Special Committee, following receipt of an independent valuation report, which is to be settled through newly issued Class A Ordinary Shares by the Company.

The completion of the IP Acquisition will be subject to, among other things, approval by the Company’s Special Committee following receipt of a valuation report, satisfactory completion of business, financial and legal due diligence, as well as the negotiation and completion of final definitive agreements in each case acceptable to the Company.

The foregoing description of the IP Letter of Intent is not intended to be complete and are qualified in its entirety by reference to the full text of the IP Letter of Intent, the form of which is attached hereto as Exhibit 10.5.

Entry into Letter of Intent of Proposed Acquisition of MC Venture

On September 1, 2026, the Company entered into a non-binding letter of intent of proposed acquisition (the “MC Venture Letter of Intent”) for the acquisition (the “MC Venture Acquisition”) of 100% outstanding shares of MC Venture Ltd., a company incorporated in Hong Kong (“MC Venture”). The shareholders of MC Venture (the “MC Venture Sellers”) include Duncan Miao, Chairman of the Board, who holds 100% of the issued and outstanding Class A Shares of MC Venture, and the transaction will constitute a related party transaction of the Company. The Company intends for the acquisition of MC Venture to be approved by a special committee of independent directors (the “Special Committee”). The aggregate purchase price is estimated to be between US$1 million to US$2 million, pending adjustment and final determination by the Special Committee, following receipt of an independent valuation report, which is to be settled through newly issued Class A Ordinary Shares by the Company.

The completion of the MC Venture Acquisition will be subject to, among other things, approval by the Company’s Special Committee following receipt of a valuation report, satisfactory completion of business, financial and legal due diligence, as well as the negotiation and completion of final definitive agreements in each case acceptable to the Company.

The foregoing description of the MC Venture Letter of Intent is not intended to be complete and are qualified in its entirety by reference to the full text of the MC Venture Letter of Intent, the form of which is attached hereto as Exhibit 10.6.

Preparation of 2026 Equity Incentive Plan

On September 1, 2026, the Board approved the preparation of a 2026 Equity Incentive Plan (the “Proposed Plan”). In connection with the Proposed Plan, the Board has approved the reservation of 3,660,000 authorized but unissued Class A Ordinary Shares of the Company for issuance upon settlements of awards to be granted pursuant to the Proposed Plan.

Exhibit Index

Exhibit Number	Description

10.1	Form of Securities Purchase Agreement (incorporated by reference to exhibit 10.1 of our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on June 8, 2026).
10.2	Form of Third Note, issued on September 1, 2026.
10.3	Form of Registration Rights Agreement (incorporated by reference to exhibit 10.3 of our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on June 8, 2026).
10.4	Form of Placement Agency Agreement (incorporated by reference to exhibit 10.4 of our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on June 8, 2026).
10.5	Form of Letter of Intent of Proposed Acquisition of Intellectual Property dated September 1, 2026.
10.6	Form of Letter of Intent of Proposed Acquisition of MC Venture dated September 1, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KANDAL M VENTURE LIMITED

Date: September 1, 2026	By:	/s/ Duncan Miao
	Name:	Duncan Miao
	Title:	Chairman of the Board of Directors

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